[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

March 5, 2010

Ms. Katherine Wray

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deltek, Inc.

Registration Statement on Form S-3

Filed October 2, 2009

File No. 333-162308

Dear Ms. Wray:

This letter sets forth the response of Deltek, Inc. (the “Company” or “Deltek”) to the comment letter, dated October 22, 2009, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-162308) filed October 2, 2009 (the “Registration Statement”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 1 to the Registration Statement (“Amendment No. 1”). This letter is being filed with Amendment No. 1.

General

1.	We note the following statement on the cover page of your prospectus: “We have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.” This disclosure suggests that you are conducting a limited primary offering pursuant to General Instruction I.B.6 and that you intend to comply with the volume limitation on sales set forth in paragraph (a) of General Instruction I.B.6. Please advise whether this is the case. If you instead are relying on General Instruction I.B.1 of Form S-3, as it appears you may be eligible to do, please remove the reference to General Instruction I.B.6 to avoid confusion.

Response: The Company has removed the reference to General Instruction I.B.6 on the cover of the prospectus in response to the Staff’s comment.

Exhibit Index, page II-6

2.	We note that you intend to file certain exhibits to each of your registration statements by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Exchange Act. In particular, we refer to the forms of indenture you intend to file as Exhibits 4.2 and 4.3 and the legal opinions that you intend to file as Exhibit 5.1. Please be advised that these will need to be filed with a pre-effective amendment to your registration statement, and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits.

Response: The Company has filed the exhibits not previously filed in response to the Staff’s comment.

Ms. Katherine Wray

March 5, 2010

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Should you have any questions or comments with respect to this filing, please call me at (202) 639-7078.

Sincerely,

/s/ Vasiliki B. Tsaganos

Vasiliki B. Tsaganos

cc:	Mark P. Shuman (Securities and Exchange Commission)

Kevin T. Parker (Deltek, Inc.)

David R. Schwiesow (Deltek, Inc.)